Exhibit 99.5

          Letter from Prior Accountants of Rainier Pacific Savings Bank
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                       Securities and Exchange Commission
Washington, D.C. 20549



McGladrey & Pullen, LLP acquired the attest practice of Knight Vale and Gregory PLLC on September 1, 2001 and its partners became partners in McGladrey & Pullen, LLP. Knight Vale and Gregory PLLC was the independent auditor for Rainer Pacific Savings Bank. McGladrey & Pullen, LLP did not audit the financial statements of Rainer Pacific Savings Bank for any period.

On behalf of Knight Vale & Gregory PLLC, we have read Rainer Pacific Financial Group, Inc.'s statements included under the caption "Experts" appearing in the Prospectus, which is part of its Registration Statement on Form S-1 (File number 333-106349) related to the change in auditors and we agree with such statements.


/s/ McGladrey & Pullen, LLP

Tacoma, Washington
August 1, 2003